Prosensa Holding N.V.

J.H. Oortweg 21

2333 CH Leiden, the Netherlands

January 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Prosensa Holding N.V.
Request for Withdrawal
Registration Statement on Form F-3 (333-197240)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Prosensa Holding N.V. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-3 filed on July 3, 2014 (File No. 333-197240), together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

Pursuant to a Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”), among the Company, BioMarin Pharmaceutical Inc., a Delaware corporation (“BioMarin”), and BioMarin Falcons B.V. (“BioMarin Falcons”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a wholly owned indirect subsidiary of Parent, BioMarin Falcons, jointly with BioMarin Giants B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, a wholly owned direct subsidiary of Parent and successor by partial assignment to BioMarin Falcons (“BioMarin Giants”), has purchased approximately 96.76% of the Company’s ordinary shares, nominal value €0.01 per share (the “Shares”), and it is anticipated that Parent and/or its subsidiaries will together own all of the business operations of the Company following a reorganization that BioMarin Falcons intends to undertake promptly after the acquisition of the Shares (the transactions described in this section, the “Acquisition”). For more information regarding the Acquisition, please see the Offer to Purchase, dated December 12, 2014, filed as Exhibit (a)(1)(A) to the Schedule TO filed by BioMarin, BioMarin Giants and BioMarin Falcons with the Commission on December 12, 2014.

In connection with the Acquisition, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

We understand that the fees paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by BioMarin.

If you have any questions with respect to this matter, please contact G. Eric Davis at (415) 506-6700 or Kevin Espinola at (949) 851-3939. Thank you for your assistance in this matter.

Very truly yours,

PROSENSA HOLDING N.V.

By:	/s/ Giles Campion
Name: Giles Campion
Title: Managing Director

By:	/s/ Scott Clarke
Name: Scott Clarke
Title: Managing Director

cc:	G. Eric Davis, BioMarin Pharmaceutical Inc.
Kevin Espinola, Jones Day
Michael Davis, Davis Polk & Wardwell LLP